FORM 4                                              OMB APPROVAL
                                                OMB Number:       3235-0287
[ ] Check this box if no longer                 Expires: September 30, 1998
    subject to Section 16. Form 4 or            Estimated average burden
    Form 5 obligations may                      hours per response...   0.5
    continue.
    See Instruction 1(b).

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                      Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of
                                     1940


1.  Name and Address of Reporting Person*
     Morgan Stanley Venture Capital III, Inc.
(Last)          (First)           (Middle)

        1221 Avenue of the Americas
                (Street)

New York          NY               10020
(City)          (State)            (Zip)


2. Issuer Name and Ticker or Trading Symbol

    InterNAP Network Services Corporation (INAP)


3. IRS or Social Security
   Number of Reporting
   Person (Voluntary)


4. Statement for
   Month/Year

           7/2000


5. If Amendment
   Date of Original
   (Month/Year)  N/A


6. Relationship of Reporting Person(s) to Issuer
          (Check all applicable)
         Director                  X   10% Owner
   ------                        ------

         Officer (give                 Other (specify
   ------        title below)    ------        below)


           ---------------------------------


7. Individual or Joint/Group Filing (Check Applicable
   Line)
        Form filed by One Reporting Person
   ---
    X1  Form filed by More than One Reporting Person
   ---


Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)   2. Trans-   3. Trans-     4. Securities Acquired (A)  5. Amount of     6. Owner-   7. Nature
                                     action      action        or Disposed of (D)          Securities       ship        of
                                     Date        Code          (Instr. 3, 4 and 5)         Beneficially     Form:       Indirecat
                                                 (Instr. 8)                                Owned at         Direct      Bene-
                                                                                           End of Month     (D) or      ficial
                                     (Month/                                               (Inst. 3         Indirect    Owner-
                                     Day/                              (A or               and 4)           (l)         ship
                                     Year)     Code     V    Amount     (D)     Price                       (Instr. 4)  (Instr.4)

Common Stock                       7/31/00      J2           1,450,000   D            0    15,827,679        I         Through
                                                                                                                       participation
Callable Putable Common Stock      7/31/00      J3             107,901   A            0    15,935,580        I4        Through
                                                                                                                       participation









Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction
4(b)(v).

FORM 4 (continued)Table II--Derivative Securities Acquired, Disposed of, or
                              Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Deriva-  2. Conver- 3. Trans- 4. Trans- 5. Number of 6. Date   7. Title and  8. Price  9. Number 10. Owner- 11. Nature
   tive Security        sion or    action    action    Deriva-      Exer-     Amount        of        of de-     ship       of
   Security             Exer-      Date      Code      tive         cisable   of Under-     Deriv-    rivative   Form       In-
   (Instr. 3            cise       (Month/   (Instr.   Securi-      and       lying         ative     Secur-     of De-     direct
                        Price      Day/      8)        ties         Expira-   Securi-       Secur-    ities      rivative   Benefi-
                        of         Year)               Acquired     tion      ties          ities     Bene-      Secur-     cial
                        Deri-                          (A) or       Date      (Instr.       Bene-     ficially   ity        Owner-
                        vative                         Disposed     (Month/   3 and         ficially  Owned      Direct(D)  ship
                        Secur-                         of (D)       Day/      4)            Owned     at End     or In-     (Instr.
                        ity                            (Instr.      Year)                   at End    of         direct     4)
                                                       3, 4 and
                                                       5)                                   Month     (Instr.    (Instr.
                                                                                            (Instr.    4)         4)
                                                                                            5)

                                                                                     Amount
                                                              Date     Expir-        Number
                                                              Exer-    ration        of
                                          Code V  (A)  (D)    cisable  Date   Title  Shares

N/A



Explanation of Responses:

1  Please see attached Joint Filer Information.

2 Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors
III, L.P. and The Morgan Stanley Venture Partners Entrepreneur Fund, L.P.
(collectively, the "Funds"), of which Morgan Stanely Venture Capital III, Inc.
(MSVC III, Inc.) is an institutional managing member, made an in-kind distribution of 1,450,000 INAP shares (the "Distribution"). The reported securities were distributed to the partners of the Funds in proportion to their partnership interests in the Funds.

3  MSVC III, Inc. received 107,901 INAP shares in the Distribution by the Funds.
                                                                                    Debra Abramovitz, Principal of
4 Except the 107,901 shares which are held directly by MSVC III, Inc. MSVC III,  Morgan Stanley Venture Capital III,
Inc. disclaims beneficial ownership of the securities except to the extent of         Inc., Member of the Funds      August 10, 2000
its pecuniary interests as the institutional managing member of Morgan Stanley   ---------------------------------   ---------------
Venture Partners III, LLC, the General Partner of the Funds.                      **Signature of Reporting Person           Date


**Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                            Joint Filer Information


Each of the following joint filers has designated Morgan Stanley Venture Capital III, Inc. ("MSVC III, Inc.") as the "Designated Filer" for purposes of the attached Form 4:

(1)      Morgan Stanley Dean Witter & Co. ("MSDW")
            1585 Broadway
            New York, New York 10036

(2)      Morgan Stanley Venture Partners III, L.L.C., ("MSVP III, L.L.C.")
            1221 Avenue of the Americas
            New York, New York 10020

(3)      Morgan Stanley Venture Partners III, L.P. ("MSVP III, L.P.")
            1221 Avenue of the Americas
            New York, New York 10020

(4)      The Morgan Stanley Venture Partners Entrepreneur Fund, L.P.
            ("Entrepreneur Fund")
            1221 Avenue of the Americas
            New York, New York 10020

(5)      Morgan Stanley Venture Investors III, L.P. ("MSVI")
            1221 Avenue of the Americas
            New York, New York 10020

Issuer & Ticker Symbol: InterNAP Network Services Corporation (INAP)

Date of Event Requiring Statement: 7/31/00

Signature:  Debra Abramovitz, as Chief Operating Officer,
            Principal and Treasurer of MSVC III, Inc., institutional managing member of MSVP III, L.L.C., the General Partner of MSVP III, L.P., the Entrepreneur Fund, and MSVI

            --------------------------------------------------------